Exhibit 12

INTERNATIONAL PAPER COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollar amounts in millions)
(Unaudited)

		For the Years Ended December 31,					Six Months Ended June 30,
		1999	2000	2001	2002	2003	2003	2004
	TITLE
A)	Earnings (loss) from continuing operations before income taxes and minority interest	$422.0	$701.0	$(1,284.0)	$342.0	$306.0	$205.0	$287.0
B)	Minority interest expense, net of taxes	(155.0)	(228.0)	(140.0)	(119.0)	(111.0)	(72.0)	(47.0)
C)	Fixed charges excluding capitalized interest	820.1	1,151.4	1,255.8	1,094.7	1,028.0	530.4	473.5
D)	Amortization of previously capitalized interest	17.0	23.5	31.8	43.3	41.4	22.2	20.9
E)	Equity in undistributed earnings of affiliates	(37.1)	10.0	18.1	26.9	5.0	3.0	0.9

F)	Earnings (loss) from continuing operations before income taxes, and fixed charges	$1,067.0	$1,657.9	$(118.3)	$1,387.9	$1,269.4	$688.6	$735.3

	Fixed Charges
G)	Interest and amortization of debt expense	$611.6	$938.3	$1,050.4	$891.3	$875.1	$432.5	$424.2
H)	Interest factor attributable to rentals	75.4	72.5	76.4	88.4	85.8	41.3	42.3
I)	Preferred dividends of subsidiaries	133.1	140.6	129.0	115.0	67.1	56.6	7.0
J)	Capitalized interest	29.3	25.2	13.2	12.3	8.6	3.3	6.5

K)	Total fixed charges	$849.4	$1,176.6	$1,269.0	$1,107.0	$1,036.6	$533.7	$480.0

L)	Ratio of earnings to fixed charges	1.26	1.41		1.25	1.22	1.29	1.53

M)	Deficiency in earnings necessary to cover fixed charges			$(1,387.3)

Note: Dividends on International Paper's preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.